Exhibit 99.2

Execution Version

AGREEMENT

This Agreement is made as of February 5, 2015 (this “Agreement”) between Brightcove Inc., a Delaware corporation (the “Company”), and each of the parties listed on Exhibit A hereto (collectively, “Tenzing Global”). The Company and Tenzing Global are referred to herein as the “Parties.” Certain capitalized terms used in this Agreement have the meanings ascribed to them in Section 3(b) below.

WHEREAS, Tenzing Global beneficially owns 1,725,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) as of the date of this Agreement; and

WHEREAS, the Company has reached an agreement with Tenzing Global with respect to certain matters related to the composition of the Company’s Board of Directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Covenants.

(a) Board Matters. The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to immediately appoint Chet Kapoor (the “New Director”) to the Board as an additional Class II director with a term expiring at the Company’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and to the Compensation Committee of the Board.

(b) Replacements. The Company agrees that if the New Director resigns for any reason (other than pursuant to Section 1(e)) or is otherwise unable to serve as a director of the Company prior to the 2017 Annual Meeting, at the request of Tenzing Global, the Board will consider an alternative substitute individual to recommend to the Nominating and Corporate Governance Committee of the Board, and will consider in good faith and consistent with its fiduciary duties any individual recommended by Tenzing Global having relevant business and financial experience and who qualifies as an “independent director” for purposes of the listing qualification rules of the Nasdaq Stock Market (any such replacement nominee recommended in accordance with the terms of this Section 1(b) shall be referred to as the “Replacement Director”).

(c) Board Policies and Procedures. The New Director agrees, during the term of any service as a director of the Company: (i) to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to independent members of the Board, including, without limitation, the Company’s code of conduct, insider trading policy, its related party transactions policy and corporate governance guidelines and (ii) to keep confidential and not publicly disclose discussions and matters considered in meetings of the Board and Board committees and other information received regarding the Company in connection with his capacity as a member of the Board, in each case, unless previously disclosed publicly by the Company or as required by the federal securities laws. Subject to the confidentiality obligations hereunder, the New Director will be: (A) entitled to receive copies of any notices, documents and other materials and information distributed to the independent directors of the Company in their capacity as a member of the Board, (B) afforded the same access to information of the Company as that afforded to other independent directors of the Company in their capacity as a member of the Board, (C) entitled to receive the same form of cash or equity compensation from the Company for his service as a director of the Company as is afforded to the other independent directors of the Company in their capacity as a member of the Board and (D) permitted to contact or communicate with management or employees of the Company to the same extent the other independent directors of the Company, in their capacity as a member of the Board, are permitted to contact or communicate with management or employees of the Company. To the extent permitted by law and the

Company’s existing insurance coverage, the New Director will be covered by the same indemnification and insurance provisions and coverage as are applicable to the individuals that are currently independent directors of the Company. The New Director shall provide the Company with such information concerning the New Director as is required to be disclosed under applicable law or stock exchange regulations, as promptly as necessary to enable timely filing of the Company’s proxy statement.

(d) Resignation. Any provision in this Agreement to the contrary notwithstanding, if at any time after the date of this Agreement Tenzing Global’s aggregate beneficial ownership (as defined in Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Common Stock decreases to less than 3.0% of the Company’s then outstanding Common Stock, then (A) Tenzing Global shall cause the New Director (or any Replacement Director) to immediately tender his resignation from the Board and any committee of the Board on which he then sits and (B) the parties shall have no further obligations under this Section 1.

(e) Affiliates and Associates; Ownership. Tenzing Global agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement. Tenzing Global shall keep the Company regularly apprised of collective and beneficial ownership of Tenzing Global to the extent that such position differs from the ownership positions publicly reported on the Schedule 13D with respect to the Company originally filed by Tenzing Global with the SEC on November 7, 2014 (the “Schedule 13D”) and amendments thereto filed by Tenzing Global with the SEC. Tenzing Global shall not increase its beneficial ownership of Common Stock through purchases or acquisitions to more than 12% of the Company’s then outstanding Common Stock (other than securities issued or purchased by the Company pursuant to a stock split, stock dividend, stock repurchase or similar corporate action initiated by the Company with respect to any Common Stock beneficially owned by Tenzing Global on the date of this Agreement).

Section 2. Voting. From the date of this Agreement until the expiration of the Standstill Period, Tenzing Global agrees to cause to be present for quorum purposes and to vote by proxy and vote all shares of Common Stock beneficially owned by Tenzing Global in favor of (i) the election of directors nominated by the Board and (ii) otherwise in accordance with the Board’s recommendation on any precatory or non-binding proposals and any non-Transaction-related proposals.

Section 3. Standstill.

(a) Tenzing Global agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, acting alone or in concert with others:

(i) engage in, directly or indirectly, any “solicitation” (as defined in Rule 14a-l of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Common Stock (including any withholding from voting or any solicitation of consents that improperly seeks to call a special meeting of stockholders) or grant a proxy with respect to the voting of the Common Stock or other voting securities to any person other than to the Board or persons appointed as proxies by the Board;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the persons identified on Exhibit A, but does not include any other entities or persons not identified on Exhibit A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Tenzing Global to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii) deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Tenzing Global and otherwise in accordance with this Agreement;

(iv) seek, or encourage any person, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors;

(v) (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or encourage, initiate or support any other third party in any such related activity or (C) make any public communication in opposition to any Company acquisition or disposition activity approved by the Board;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically contemplated in this Agreement;

(vii) vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board;

(viii) except as specifically provided in Section 1 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board, a change in the size, structure or composition of the Board or a change in executive officers of the Company, other than through non-public communications with the Company that would not reasonably be expected to trigger public disclosure obligations for any Party;

(ix) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders (other than such encouragement, support or influence that is consistent with Company’s management or the Board’s recommendation in connection with such matter);

(x) other than through action at the Board by the New Director acting in his capacity as a director of the Company, seek to call, or to request the call of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders or for any books and records of the Company;

(xi) seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in capital structure, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company (any of the transactions or events described in this subsection (x), a “Transaction”) ;

(xii) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any Common Stock of the Company representing in the aggregate (among Tenzing Global and its Affiliates and Associates) in excess of 12% of the Company’s then outstanding Common Stock (other than securities issued or purchased by the Company pursuant to a stock split, stock dividend, stock repurchase or similar corporate action initiated by the Company with respect to any Common Stock beneficially owned by Tenzing Global on the date of this Agreement);

(xiii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not reasonably be expected to trigger public disclosure obligations for any Party; or

(xiv) enter into any agreement, arrangement or understanding with a third party concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities;

provided, that, notwithstanding anything in this Section 3(a), it is understood and agreed that this Agreement shall not be deemed to prohibit (x) the New Director from engaging in any lawful act in his capacity as a director of the Company that is either expressly approved by the Board or required in order to comply with his fiduciary duties as a director of the Company or (y) solely with respect to any Transaction that has been approved by a majority of the Board and has been announced by the Company, Tenzing Global from making public statements, engaging in discussions with other shareholders, soliciting proxies or voting any shares or proxies consistent with the Board’s recommendation in connection with such matter.

(b) As used in this Agreement:

(i) the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; provided that neither “Affiliate” nor “Associate” shall include (A) any person that is a publicly held corporation or organization and is an Affiliate or Associate solely by reason of the fact that a principal or representative of Tenzing Global serves as a member of the board of directors or similar governing body of such corporation or organization, (B) any principal or representative of Tenzing Global solely in its capacity as a member of the board of directors or similar governing body of a publicly held corporation or organization, or (C) any corporation or organization that is an Associate of a person solely because such person, directly or indirectly, is the beneficial owner of 10% or more of any class of equity securities of such corporation or organization and is not an Affiliate of such person;

(ii) the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(iii) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(iv) the term “Standstill Period” shall mean the period commencing on the date of this Agreement and ending 45 days prior to the advance notice deadline for the submission of director nominations for the 2017 Annual Meeting pursuant to the Company’s bylaws.

Section 4. Representations and Warranties of the Company. The Company represents and warrants to Tenzing Global that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding, or arrangement to which the Company is a party or by which it is bound.

Section 5. Representations and Warranties of Tenzing Global. Tenzing Global represents and warrants to the Company that (a) the authorized signatories of Tenzing Global set forth on the signature page hereto have the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by Tenzing Global, and is a valid and binding obligation of Tenzing Global, enforceable against Tenzing Global in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Tenzing Global as currently in effect, (d) the execution, delivery and performance of this Agreement by Tenzing Global does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to Tenzing Global, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound and (e) as of the date of this Agreement, (i) Tenzing Global is deemed to beneficially own in the aggregate 1,725,000 shares of Common Stock and (ii) Tenzing Global does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement.

Section 6. Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 6, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly disparage, call into disrepute, or otherwise defame or slander the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.

Section 7. Public Announcements. Promptly following the execution of this Agreement, the Company shall issue a press release, in form and substance reasonably acceptable to Tenzing Global, announcing certain terms of this Agreement (the “Press Release”), which Press Release shall include a quotation from Tenzing Global reasonably acceptable to the Company. Prior to the issuance of the Press Release, neither the Company nor Tenzing Global shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party except as required by law. No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release. Additionally, promptly following the execution of this Agreement, the Company will file a mutually agreed upon Current Report on Form 8-K, which will report the entry into this Agreement. Tenzing Global shall promptly, but in no case prior to the date of the filing or other public release by the Company of the Press Release, prepare and file an amendment to the Schedule 13D reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The amendment shall be consistent with the Press Release and the terms of this Agreement, and shall be in form and substance mutually agreed upon by the Company and Tenzing Global.

Section 8. Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby.

Section 9. Specific Performance. Each of Tenzing Global, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that Tenzing Global, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

Section 10. Notice. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

To the Company:

Brightcove Inc.

290 Congress Street

Boston, MA 02210

Fax No.: (617) 261-4830

E-mail: afeinberg@brightcove.com

Attention: Andrew W. Feinberg

Chief Legal Officer and Executive Vice President

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Fax No.: (617) 649-1436

E-mail: jtheis@goodwinprocter.com; jjohnson@goodwinprocter.com

Attention: Joseph C. Theis; Joseph L. Johnson III

To Tenzing Global:

Tenzing Global Management LLC

388 Market Street, Suite 860

San Francisco, CA 94111

Attention: Chet Kapoor

Email: ckapoor@tenzing-global.com

with a copy to (which shall not constitute notice):

Crowell & Moring LLP

275 Battery Street, 23rd Floor

San Francisco, CA 94111

Attention: Murray A. Indick

Facsimile: 415.986.2827

Email: mindick@crowell.com

Section 11. Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 12. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement constitutes the entire understanding of the Parties hereto with respect to its subject matter and supersedes all prior agreements with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than as set forth in the preceding sentence. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Tenzing Global, except that the signature of an authorized representative of the Company will not be required to permit an Affiliate of Tenzing Global to agree to be listed on Exhibit A and be bound by the terms and conditions of this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Tenzing Global, the prior written consent of the Company, and with respect to the Company, the prior written consent of Tenzing Global. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

Section 13. Receipt of Adequate Information: No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 14. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

Section 15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

BRIGHTCOVE INC.

By:	/s/ David Mendels
Name:	David Mendels
Title:	Chief Executive Officer

TENZING GLOBAL MANAGEMENT LLC:

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Managing Partner of Tenzing Global Management LLC

TENZING GLOBAL INVESTORS LLC:

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Managing Partner of Tenzing Global Investors LLC

TENZING GLOBAL INVESTORS FUND I LP:
By:	Tenzing Global Investors, LLC, its General Partner

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
CHET KAPOOR

Exhibit A

Tenzing Global Management LLC

Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP

Chet Kapoor